

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

July 10, 2007

Mr. David Flake
Treasurer and Chief Financial Officer
Basic Earth Science Systems, Inc.
1801 Broadway, Suite 620
Denver, CO 80202-3835

> **Re:** **Basic Earth Science Systems, Inc.**
> **Form 10-KSB for the Fiscal Year Ended March 31, 2006**
> **Filed July 14, 2006**
> **File No. 000-07914**

Dear Mr. Flake:

We have completed our review of your 2006 Form 10-KSB, and do not, at this time, have any further comments.

Sincerely,

Jill Davis
Branch Chief